Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Smith III, Goodhue W. (Last) (First) (Middle) 907 West 5th Street, Suite 203 (Street) Austin, Texas 78703 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 07/06/2001	4. Issuer Name and Ticker or Trading Symbol American Absorbents Natural Products, Inc. (AMAB)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___10% Owner ___ Officer (give ___ Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $.001	727,112	D
Common Stock, par value $.001	248,462	I	By corporation (1)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. These shares are held by a corporation in which Mr. Smith has a fifty percent (50%) interest. Mr. Smith disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or any other purpose.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Goodhue W. Smith **Signature of Reporting Person	07/17/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.